Exhibit 99.1

iQIYI Announces First Quarter 2021 Financial Results

BEIJING, May 18, 2021 – iQIYI, Inc. (Nasdaq: IQ) ("iQIYI" or the "Company"), an innovative market-leading online entertainment service in China, today announced its unaudited financial results for the first quarter ended March 31, 2021.

First Quarter 2021 Highlights

●	Total revenues were RMB8.0 billion (US$1.2 billion1), representing a 4% increase from the same period in 2020.
●	Operating loss was RMB1.0 billion (US$154.8 million) and operating loss margin was 13%, compared to operating loss of RMB2.2 billion and operating loss margin of 29% in the same period in 2020.
●

Net loss attributable to iQIYI was RMB1.3 billion (US$193.4 million), compared to net loss attributable to iQIYI of RMB2.9 billion in the same period in 2020. Diluted net loss attributable to iQIYI per ADS was RMB1.61 (US$0.25), compared to diluted net loss attributable to iQIYI per ADS of RMB3.92 in the same period of 2020.

●	The number of total subscribing members was 105.3 million as of March 31, 2021 and 104.3 million excluding individuals with trial memberships.

“We kicked off the year with a solid quarter across the board” commented Dr. Yu Gong, Founder, Director, and Chief Executive Officer of iQIYI. “We had 3.6 million more subscribing members in the first quarter and our membership services revenue grew by 12% quarter-over-quarter, recording the peak level in terms of absolute dollar amount over the past year. The notable growth was largely a result of our strong content launch across various of categories including dramas, variety shows and films during the quarter. Specifically, the drama titled My heroic Husband set up another milestone in terms of both viewership and monetization efficiency, validating our exclusive content strategy. On April 22, we celebrated our 11-year anniversary. We are confident that we will further strengthen our leadership through the know-hows we learned from years of fierce competition. We strongly believe the irreplaceability of long-form video as an entertainment format and we are well prepared for future opportunities and challenges.”

“Our total revenue in the first quarter has exceeded our previous guidance, recording healthy growth on both quarter-over-quarter and year-over-year basis.” commented Mr. Xiaodong Wang, Chief Financial Officer of iQIYI. “In the first quarter, we delivered multiple well-received content titles. Meanwhile, driven by the improved investment efficiency, our content cost continued to decline on a year-over-year basis for the third consecutive quarter. As always, we are committed to pursuing ROI-driven approach across different aspects of business, including content, technology and marketing and more. This positions us on the right track for the eventual self-sustained status.”

Footnotes:

[1] Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.5518 to US$1.00, the exchange rate in effect as of March 31, 2021 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Translations are provided solely for the convenience of the reader.

First Quarter 2021 Financial Results

Total revenues reached RMB8.0 billion (US$1.2 billion), representing a 4% increase from the same period in 2020.

Membership services revenue was RMB4.3 billion (US$658.1 million), representing a 7% decrease from the same period in 2020. The decrease was primarily due to the decline of our subscribing members from 118.9 million as of March 31, 2020, which was a high base due to the impact of Covid-19, to 105.3 million as of March 31, 2021. Our subscribing members grew 3.6 million quarter-on-quarter due to the strong content launch coupled with the holidays in the first quarter, during which people spent more time viewing content.

Online advertising services revenue was RMB1.9 billion (US$292.5 million), representing a 25% increase from the same period in 2020. The increase was primarily driven by the rebound of both brand-advertising budgets and the number of brand advertisers amid the macroeconomy recovery.

Content distribution revenue was RMB779.1 million (US$118.9 million), representing a 29% increase from the same period in 2020. The increase was primarily driven by more content titles we distributed to other platforms during the quarter.

Other revenues were RMB961.0 million (US$146.7 million), representing a 10% increase from the same period in 2020, primarily due to the growth of certain business lines.

Cost of revenues was RMB7.1 billion (US$1.1 billion), representing a 10% decrease from the same period in 2020. The decrease in cost of revenues was primarily due to less content costs and bandwidth cost during the quarter. Content costs as a component of cost of revenues were RMB5.4 billion (US$829.6 million), representing an 8% decrease from the same period in 2020. The decrease was primarily attributable to decline of licensed content cost.

Selling, general and administrative expenses were RMB1.2 billion (US$183.3 million), representing an 8% decrease from the same period in 2020. This was primarily attribute to less provision for credit losses, which was a result of improved macroeconomic environment versus the same period last year.

Research and development expenses were RMB672.3 million (US$102.6 million), representing a 1% decrease from the same period in 2020.

Operating loss was RMB1.0 billion (US$154.8 million), compared to operating loss of RMB2.2 billion in the same period in 2020. Operating loss margin was 13%, compared to operating loss margin of 29% in the same period in 2020.

Total other expense was RMB222.4 million (US$34.0 million), compared to total other expense of RMB628.5 million during the same period of 2020. The year-over-year variance was mainly due to less foreign exchange loss.

Loss before income taxes was RMB1.2 billion (US$188.7 million), compared to loss before income taxes of RMB2.9 billion in the same period in 2020.

Income tax expense was RMB20.6 million (US$3.1 million), compared to income tax expense of RMB4.8 million in the same period in 2020.

Net loss attributable to iQIYI was RMB1.3 billion (US$193.4 million), compared to net loss attributable to iQIYI of RMB2.9 billion in the same period in 2020. Diluted net loss attributable to iQIYI per ADS was RMB1.61 (US$0.25) for the first quarter of 2021, compared to diluted net loss attributable to iQIYI per ADS of RMB3.92 in the same period of 2020.

As of March 31, 2021, the Company had cash, cash equivalents, restricted cash and short-term investments of RMB13.3 billion (US$2.0 billion).

Financial Guidance

For the second quarter of 2021, iQIYI expects total net revenues to be between RMB7.21 billion (US$1.10 billion) and RMB7.65 billion (US$1.17 billion), representing a 3% decrease to a 3% increase year over year. This forecast reflects iQIYI's current and preliminary view, which may be subject to change.

Conference Call Information

iQIYI’s management will hold an earnings conference call at 7:00 AM on May 18, 2021, U.S. Eastern Time (7:00 PM on May 18, 2021, Beijing Time).

Please register in advance of the conference using the link provided below. Upon registering, you will be provided with participant dial-in numbers, Direct Event passcode and unique registrant ID by email.

Participant Online Registration: http://apac.directeventreg.com/registration/event/3375215

It will automatically direct you to the registration page of " iQIYI First Quarter 2021 Earnings Conference Call", where you may fill in your details for RSVP. If it requires you to enter a participant conference ID, please enter "3375215".

In the 10 minutes prior to the call start time, you may use the conference access information (including dial-in number(s), Direct Event passcode and unique registrant ID) provided in the confirmation email that you have received following your pre-registration.

A telephone replay of the call will be available after the conclusion of the conference call through May 26, 2021.

Dial-in numbers for the replay are as follows:

International Dial-in	+61 2 8199 0299
Passcode:	3375215

A live and archived webcast of the conference call will be available at http://ir.iqiyi.com/.

About iQIYI, Inc.

iQIYI, Inc. is an innovative market-leading online entertainment service in China. Its corporate DNA combines creative talent with technology, fostering an environment for continuous innovation and the production of blockbuster content. iQIYI's platform features highly popular original content, as well as a comprehensive library of other professionally-produced content, professional user generated content and user-generated content. The Company distinguishes itself in the online entertainment industry by its leading technology platform powered by advanced AI, big data analytics and other core proprietary technologies. iQIYI attracts a massive user base with tremendous user engagement, and has developed a diversified monetization model including membership services, online advertising services, content distribution, online games, live broadcasting, IP licensing, talent agency, online literature and e-commerce etc.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Among other things, the Financial Guidance and quotations from management in this announcement, as well as iQIYI's strategic and operational plans, contain forward-looking statements. iQIYI may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about iQIYI's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: iQIYI's strategies; iQIYI's future business development, financial condition and results of operations; iQIYI's ability to retain and increase the number of users, members and advertising customers, and expand its service offerings; competition in the online entertainment industry; changes in iQIYI's revenues, costs or expenditures; Chinese governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and iQIYI undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

To supplement iQIYI’s consolidated financial results presented in accordance with GAAP, iQIYI uses free cash flow as non-GAAP financial measure. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

iQIYI believes that the non-GAAP financial measure provides meaningful supplemental information regarding its liquidity by excluding certain items that may not be indicative of its recurring liquidity position, such as operating cash flows adjusted by capital expenditures. The Company believes that both management and investors benefit from referring to the non-GAAP financial measure in assessing its liquidation and when planning and forecasting future periods. The non-GAAP financial measure also facilitates management’s internal comparisons to iQIYI’s historical liquidity. The Company believes the non-GAAP financial measure is useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using the non-GAAP financial measure is that the non-GAAP measure exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. The non-GAAP financial measure presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Free cash flow represents net cash provided by operating activities less capital expenditures.

For more information, please contact:

Investor Relations

iQIYI, Inc.

+ 86 10 8264 6585

ir@qiyi.com

iQIYI, INC.

Condensed Consolidated Statements of Loss

(In RMB thousands, except for number of shares and per share data)

	Three Months Ended
	March 31,	December 31,	March 31,
	2020	2020	2021
	RMB	RMB	RMB
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Membership services	4,634,347	3,835,201	4,311,804
Online advertising services	1,536,770	1,859,031	1,916,584
Content distribution	602,772	804,335	779,058
Others	875,877	959,613	960,977
Total revenues	7,649,766	7,458,180	7,968,423

Operating costs and expenses:
Cost of revenues	(7,902,864)	(6,784,507)	(7,109,394)
Selling, general and administrative	(1,310,603)	(1,317,665)	(1,200,984)
Research and development	(678,135)	(663,381)	(672,256)
Total operating costs and expenses	(9,891,602)	(8,765,553)	(8,982,634)
Operating loss	(2,241,836)	(1,307,373)	(1,014,211)

Other income/(expenses):
Interest income	56,594	22,409	28,569
Interest expenses	(262,030)	(269,323)	(330,585)
Foreign exchange (loss)/gain, net	(312,422)	28,925	(13,193)
Loss from equity method investments	(96,838)	(40,697)	(3,076)
Others, net	(13,811)	17,651	95,846
Total other expenses, net	(628,507)	(241,035)	(222,439)

Loss before income taxes	(2,870,343)	(1,548,408)	(1,236,650)
Income tax (expense)/benefit	(4,841)	16,337	(20,613)

Net loss	(2,875,184)	(1,532,071)	(1,257,263)
Less: Net (loss)/income attributable to noncontrolling interests	(542)	15,543	9,747
Net loss attributable to iQIYI, Inc.	(2,874,642)	(1,547,614)	(1,267,010)
Accretion of redeemable noncontrolling interests	(1,717)	(1,827)	(3,194)
Net loss attributable to ordinary shareholders	(2,876,359)	(1,549,441)	(1,270,204)

Net loss per share for Class A and Class B ordinary shares:
Basic	(0.56)	(0.30)	(0.23)
Diluted	(0.56)	(0.30)	(0.23)

Net loss per ADS (1 ADS equals 7 Class A ordinary shares):
Basic	(3.92)	(2.10)	(1.61)
Diluted	(3.92)	(2.10)	(1.61)

Weighted average number of Class A and Class B ordinary shares used in net loss per share computation:
Basic	5,137,428,818	5,232,415,954	5,526,721,856
Diluted	5,137,428,818	5,232,415,954	5,526,721,856

iQIYI, INC.

Condensed Consolidated Balance Sheets

(In RMB thousands, except for number of shares and per share data)

	December 31,	March 31,
	2020	2021
	RMB	RMB
		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	10,915,282	7,352,678
Restricted cash	25,230	42,597
Short-term investments	3,358,174	5,914,741
Accounts receivable, net	3,344,433	3,381,852
Prepayments and other assets	3,515,855	4,251,803
Amounts due from related parties	96,111	172,963
Licensed copyrights, net	1,035,339	1,031,896
Total current assets	22,290,424	22,148,530

Non-current assets:
Fixed assets, net	1,393,467	1,360,539
Long-term investments	3,202,828	3,451,349
Deferred tax assets, net	51,347	51,347
Licensed copyrights, net	6,435,055	6,515,859
Intangible assets, net	627,198	607,059
Produced content, net	6,556,084	7,280,667
Prepayments and other assets	2,699,423	2,681,384
Operating lease assets	1,001,857	963,192
Goodwill	3,888,346	3,888,346
Amounts due from related parties	39,400	39,400
Total non-current assets	25,895,005	26,839,142

Total assets	48,185,429	48,987,672

LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and notes payable	7,561,532	7,508,778
Amounts due to related parties	1,778,783	1,897,476
Customer advances and deferred revenue	3,444,917	3,395,569
Convertible senior notes, current portion	4,752,061	4,807,909
Short-term loans	2,965,957	2,201,033
Long-term loans, current portion	909,034	908,414
Operating lease liabilities, current portion	201,307	207,517
Accrued expenses and other liabilities	3,240,987	4,239,695
Total current liabilities	24,854,578	25,166,391
Non-current liabilities:
Convertible senior notes	11,926,715	12,670,189
Deferred tax liabilities	4,588	2,922
Amounts due to related parties	977,407	946,293
Operating lease liabilities	767,676	709,086
Other non-current liabilities	210,167	199,621
Total non-current liabilities	13,886,553	14,528,111

Total liabilities	38,741,131	39,694,502

Redeemable noncontrolling interests	108,629	225,743

Shareholders’ equity:

Class A ordinary shares	165	171
Class B ordinary shares	183	183
Additional paid-in capital	47,687,483	48,739,428
Accumulated deficit	(40,973,853)	(42,244,057)
Accumulated other comprehensive income	2,542,680	2,501,406
Non-controlling interests	79,011	70,296
Total shareholders’ equity	9,335,669	9,067,427

Total liabilities, redeemable noncontrolling interests and shareholders' equity	48,185,429	48,987,672

iQIYI, INC.

Condensed Consolidated Statements of Cash Flows

(In RMB thousands, except for number of shares and per share data)

	Three Months Ended
	March 31,	December 31,	March 31,
	2020	2020	2021
	RMB	RMB	RMB
	(Unaudited)	(Unaudited)	(Unaudited)
Net cash used for operating activities	(604,269)	(1,519,447)	(1,350,028)
Net cash (used for)/provided by investing activities (1)	(1,609,423)	281,471	(2,777,975)
Net cash (used for)/provided by financing activities	(79,473)	8,392,477	610,991
Effect of exchange rate changes on cash, cash equivalents and restricted cash	64,567	(32,770)	(28,225)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(2,228,598)	7,121,731	(3,545,237)

Net cash used for operating activities	(604,269)	(1,519,447)	(1,350,028)
Less: Capital expenditures (2)	(66,824)	(26,523)	(60,550)
Free cash flow	(671,093)	(1,545,970)	(1,410,578)

(1)	Net cash used for or provided by investing activities primarily consists of net cash flows from investing in debt securities, purchase of long-term investments and capital expenditures.

(2)	Capital expenditures are incurred primarily in connection with leasehold improvements, computers and servers.